FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Material Event

Distribution of Profits

Buenos Aires, June 13 th 2022

Messrs.

Securities and Exchange Commission

RE: RELEVANT EVENT.

With due consideration:

We hereby address you in our capacity as proxies in order to inform that the Central Bank of the Argentine Republic’s Superintendence of Exchange Institutions informed us today that it resolved to authorize Banco BBVA Argentina S.A. the distribution of profits in cash and/or in securities for a total amount ($ 13,165,209,000) thirteen billion one hundred sixty-five million two hundred nine thousand Argentine Pesos, which must be carried out in instalments, in accordance with the provisions set forth by Communication "A" 7421 of the BCRA and whose payment schedule shall be reported soon.

As established by the Ordinary and Extraordinary General Meeting of Shareholders held on April 29th, 2022, the Board of Directors shall determine the opportunity, modality, terms, and other conditions of dividends to shareholders.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: June 13 th, 2022	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer